Exhibit 99.2

Unaudited pro forma combined financial information

The following unaudited pro forma combined financial information is based on the historical financial statements of AerCap and ILFC and is intended to provide information about how the ILFC Transaction might have affected the historical financial statements of AerCap if it had been consummated at an earlier time. The unaudited pro forma combined financial information is provided for illustrative purposes only and does not necessarily reflect the financial position or results of operations that would have actually resulted had the ILFC Transaction occurred as of January 1, 2013, nor should they be taken as indicative of the future financial position or results of operations of AerCap.

The unaudited pro forma combined income statement information has been prepared for the year ended December 31, 2013 and the six month periods ended June 30, 2013 and June 30, 2014, and gives effect to the ILFC Transaction as if it had occurred on January 1, 2013. The unaudited pro forma combined financial information contained herein was prepared in accordance with Regulation S-X Article 11 (“Article 11”). The unaudited pro forma financial information included in AerCap’s current report on Form 6-K, as filed with the SEC on August 28, 2014, was prepared in accordance with ASC 805, Business Combinations (“ASC 805”). The historical consolidated income statement has been adjusted in the unaudited pro forma combined financial information to give effect to events that are (1) directly attributable to the ILFC Transaction, (2) factually supportable, and (3) expected to have a continuing impact on the combined results. The unaudited pro forma combined financial information should be read in conjunction with the accompanying notes thereto.

The unaudited pro forma combined financial information does not include an unaudited pro forma balance sheet as the ILFC Transaction was completed and thus reflected in the interim unaudited condensed balance sheet of AerCap as of June 30, 2014.

The unaudited pro forma financial information is for informational purposes only and may not necessarily reflect the actual results of operations had the ILFC Transaction been consummated on January 1, 2013. The pro forma information does not adjust for gain from sales, impairment charges, non-recurring expenses relating to the residual value guarantees and loss from early extinguishment of debt. In addition, the pro forma financial information does not reflect, among other things, the maintenance rights intangible expenses, any integration related costs or cost savings, the expected change in tax rate due to the reorganization of ILFC’s corporate structure and assets, or the change in interest rate when the existing debts are refinanced in the future. The pro forma financial information is not designed to represent the future expected financial results of AerCap.

The unaudited pro forma combined financial information is based on, and should be read in conjunction with, the following:

•                  the historical financial statements of AerCap as of and for the year ended December 31, 2013 and the six month periods ended June 30, 2013 and June 30, 2014, and the related notes thereto; and

•                  the historical financial statements of ILFC as of and for the year ended December 31, 2013, the six months ended June 30, 2013 and the three months ended March 31, 2014 and the related notes thereto.

The unaudited pro forma combined financial information has been prepared using the acquisition method of accounting under ASC 805. AerCap has acquired all of the issued and outstanding common stock of ILFC in exchange for the following consideration:

•                  $2.4 billion in cash, excluding a special distribution of $600.0 million paid by ILFC to AIG on May 13, 2014; and

•                  97,560,976 newly-issued AerCap common shares.

AerCap was treated as the acquirer in the ILFC Transaction for accounting purposes in accordance with ASC 805. The pro forma adjustments reflect the purchase price allocation on a provisional basis, which are subject to change during the measurement period.

AerCap expects to incur significant costs associated with integrating the operations of ILFC and AerCap. The unaudited pro forma combined financial information does not reflect the costs of any integration activities or benefits that may result from realization of future cost savings from operating efficiencies or revenue synergies that may result from the ILFC Transaction. In addition, the unaudited pro forma combined financial information does not reflect the expenses relating to the maintenance rights intangible, as discussed further in 5 (i).

Unaudited pro forma combined income statement

For the year ended December 31, 2013

	AerCap Historical	ILFC Historical		Purchase accounting adjustments		Pro forma combined
	Year ended December 31, 2013
	(U.S. dollars in thousands, except share and per share amounts)

Revenues and other income
Lease revenue	$976,147	$4,166,033	(a)	$(22,870	)(f)	$5,119,310
Net gain on sale of assets	41,873	128,120		—		169,993
Other income	32,046	123,232		—		155,278
Total Revenues and other income	1,050,066	4,417,385		(22,870)		5,444,581

Expenses
Depreciation and amortization	337,730	1,850,303	(b)	(406,726	)(g)	1,781,307
Asset impairment	26,155	1,401,400	(c)	—		1,427,555
Interest expenses	226,329	1,444,595	(d)	(387,468	)(h)	1,283,456
Operating lease-in costs	550	—		—		550
Leasing expenses	48,473	71,594	(e)	—	(i)	120,067
Transaction related expenses	10,959	6,700		(17,659	)(j)	—
Selling, general and administrative expenses	89,079	327,640		—		416,719
Other expenses	—	111,637		—		111,637
Total Expenses	739,275	5,213,869		(811,853)		5,141,291

Income (loss) before income taxes and income of investments accounted for under the equity method	310,791	(796,484)		788,983		303,290
(Provision) benefit for income taxes	(26,026)	279,401		(173,576	)(k)	79,799
Net income of investments accounted for under the equity method	10,637	—		—		10,637
Net income (loss)	$295,402	$(517,083)		$615,407		$393,726
Net income attributable to non-controlling interest	(2,992)	—		—		(2,992)

Net income (loss) attributable to AerCap Holdings N.V.	$292,410	$(517,083)		$615,407		$390,734

Basic earnings per share	$2.58					$1.85
Diluted earnings per share	$2.54					$1.84

Weighted average shares outstanding - basic	113,463,813			97,560,976	(l)	211,024,789
Weighted average shares outstanding - diluted	115,002,458			97,560,976	(l)	212,563,434

(a)         Amounts were presented as Rental of flight equipment in the ILFC financial statements.

(b)         Amounts were presented as Depreciation of flight equipment in the ILFC financial statements.

(c)          Amounts were presented separately as Aircraft impairment charges on flight equipment held for use and Aircraft impairment charges and fair value adjustments on flight equipment sold or to be disposed in the ILFC financial statements

(d)         Amounts were presented as Interest and Loss on early extinguishment of debt in the ILFC financial statements.

(e)          Amounts were presented as Aircraft costs in the ILFC financial statements.

See the accompanying notes to the unaudited pro forma combined financial information, which are an integral part of these statements.

Unaudited pro forma combined income statement

For the six months ended June 30, 2013

	AerCap Historical	ILFC Historical		Purchase accounting adjustments		Pro forma combined
	Six Months Ended June 30, 2013
	(U.S. dollars in thousands, except share and per share amounts)

Revenues and other income
Lease revenue	$456,609	$2,073,808	(a)	$(11,469	)(f)	$2,518,948
Net gain on sale of assets	21,491	16,753		—		38,244
Other income	14,760	71,912		—		86,672
Total Revenues and other income	492,860	2,162,473		(11,469)		2,643,864

Expenses
Depreciation and amortization	161,539	927,367	(b)	(198,186	)(g)	890,720
Asset impairment	2,661	162,825	(c)	—		165,486
Interest expenses	105,688	767,797	(d)	(199,747	)(h)	673,738
Operating lease-in costs	550	—		—		550
Leasing expenses	25,246	21,478	(e)	—	(i)	46,724
Transaction related expenses	—	—		—	(j)	—
Selling, general and administrative expenses	44,263	163,596		—		207,859
Other expenses	—	8,944		—		8,944
Total Expenses	339,947	2,052,007		(397,933)		1,994,021

Income before income taxes and income of investments accounted for under the equity method	152,913	110,466		386,464		649,843
Provision for income taxes	(12,998)	(27,680)		(85,022	)(k)	(125,700)
Net income of investments accounted for under the equity method	4,108	—		—		4,108
Net income	$144,023	$82,786		$301,442		$528,251
Net income attributable to non-controlling interest	(884)	—		—		(884)
Net income attributable to AerCap Holdings N.V.	$143,139	$82,786		$301,442		$527,367

Basic earnings per share	$1.26					$2.50
Diluted earnings per share	$1.25					$2.49

Weighted average shares outstanding - basic	113,381,740			97,560,976	(l)	210,942,716
Weighted average shares outstanding - diluted	114,532,305			97,560,976	(l)	212,093,281

(a) Amounts were presented as Rental of flight equipment in the ILFC financial statements.

(b) Amounts were presented as Depreciation of flight equipment in the ILFC financial statements.

(c) Amounts were presented separately as Aircraft impairment charges on flight equipment held for use and Aircraft impairment charges and fair value adjustments on flight equipment sold or to be disposed in the ILFC financial statement.

(d) Amounts were presented as Interest and Loss on early extinguishment of debt in the ILFC financial statements.

(e) Amounts were presented as Aircraft costs in the ILFC financial statements.

See the accompanying notes to the unaudited pro forma combined financial information, which are an integral part of these statements.

Unaudited pro forma combined income statement

For the six months ended June 30, 2014

	AerCap Historical	ILFC Historical
	Six months ended June 30, 2014	Period beginning January 1, and ending May 13, 2014		Purchase accounting adjustments		Pro forma combined
	(U.S. dollars in thousands, except share and per share amounts)

Revenues and other income
Lease revenue	$1,012,347	$1,526,885	(a)	$(7,588	)(f)	$2,531,644
Net gain on sale of assets	28,792	56,921		—		85,713
Other income	30,469	44,153		—		74,622
Total Revenues and other income	1,071,608	1,627,959		(7,588)		2,691,979

Expenses
Depreciation and amortization	366,131	666,134	(b)	(163,966	)(g)	868,299
Asset impairment	287	49,247	(c)	—		49,534
Interest expenses	235,374	496,535	(d)	(108,219	)(h)	623,690
Operating lease-in costs	—	—		—		—
Leasing expenses	35,334	37,619	(e)	—	(i)	72,953
Transaction related expenses	122,477	—		(122,477	)(j)	—
Selling, general and administrative expenses	86,387	153,890		—		240,277
Other expenses	—	3,298		—		3,298
Total Expenses	845,990	1,406,723		(394,662)		1,858,051

Income before income taxes and income of investments accounted for under the equity method	225,618	221,236		387,074		833,928
Provision for income taxes	(40,611)	(77,328)		(85,156	)(k)	(203,095)
Net income of investments accounted for under the equity method	6,163	—		—		6,163
Net income	$191,170	$143,908		$301,918		$636,996
Net loss attributable to non-controlling interest	1,842	—		—		1,842

Net income attributable to AerCap Holdings N.V.	$193,012	$143,908		$301,918		$638,838

Basic earnings per share	$1.39					$3.02
Diluted earnings per share	$1.36					$2.99

Weighted average shares outstanding - basic	139,148,164			72,227,463	(l)	211,375,627
Weighted average shares outstanding - diluted	141,445,745			72,227,463	(l)	213,673,208

(a)         Amounts were presented as Rental of flight equipment in the ILFC financial statements.

(b)         Amounts were presented as Depreciation of flight equipment in the ILFC financial statements.

(c)          Amounts were presented separately as Aircraft impairment charges on flight equipment held for use and Aircraft impairment charges and fair value adjustments on flight equipment sold or to be disposed in the ILFC financial statements

(d)         Amounts were presented as Interest in the ILFC financial statements.

(e)          Amounts were presented as Aircraft costs in the ILFC financial statements.

See the accompanying notes to the unaudited pro forma combined financial information, which are an integral part of these statements.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

1. Description of the transaction

On December 16, 2013, AerCap and AerCap Ireland Limited, a wholly owned subsidiary of AerCap, entered into an agreement with AIG for the purchase of 100 percent of the common stock of ILFC for consideration consisting of $2.4 billion in cash and 97,560,976 newly issued AerCap common shares (the “ILFC Transaction”). In addition, ILFC paid a special distribution of $600.0 million to AIG prior to the consummation of the ILFC Transaction. On May 14, 2014 (the “Closing Date”), the ILFC Transaction was completed.

The total consideration paid to AIG, excluding a special distribution of $600.0 million paid by ILFC to AIG on May 13, 2014, had a value of approximately $7.0 billion based on AerCap’s closing price per share of $46.59 on May 14, 2014. On the same date, immediately after consummation of the ILFC Transaction, all of ILFC’s assets were transferred substantially as an entirety to AerCap Trust, a legal entity formed on February 5, 2014, and AerCap Trust assumed substantially all of the liabilities of ILFC. AerCap Ireland Capital Limited, a wholly-owned subsidiary of AerCap Ireland Limited, and ILFC, an indirect subsidiary of AerCap Trust, are the sole beneficiaries of AerCap Trust.

In connection with the ILFC Transaction, on May 14, 2014, AerCap Trust and AerCap Ireland Capital Limited, issued $2.6 billion aggregate principal amount of senior notes (the “Acquisition Notes”), consisting of three tranches of varying tenor in a private placement, and of which $2.4 billion was used to satisfy the cash consideration of the acquisition. The Acquisition Notes are fully and unconditionally guaranteed on a senior secured basis by AerCap and certain of its subsidiaries, including ILFC. Additionally, AIG entered into a credit agreement for a senior unsecured revolving credit facility between AerCap Ireland Capital Limited, as borrower, and AIG, as lender and administrative agent. The revolving credit facility provides for an aggregate commitment of $1.0 billion and may be used for AerCap’s general corporate purposes. AerCap Trust and ILFC became guarantors of the facility effective upon the closing of the ILFC Transaction.

Upon the closing of the ILFC Transaction, AIG owns approximately 46 percent of AerCap. The AIG shares are subject to a lockup period which will expire in stages over a 9 to 15 month period after the Closing Date. AIG has entered into agreements with AerCap regarding voting restrictions, standstill provisions and certain registration rights.

2. Basis of presentation

The unaudited pro forma combined financial information was based on the historical financial statements of AerCap and ILFC. Certain reclassifications have been made to the historical financial statements of ILFC to conform to AerCap’s presentation. The unaudited pro forma combined financial information contained herein was prepared in accordance with Regulation S-X Article 11 (“Article 11”). The unaudited pro forma financial information included in AerCap’s current report on Form 6-K, as filed with the SEC on August 28, 2014, was prepared in accordance with ASC 805. The acquisition will be accounted for, and the unaudited pro forma combined financial information was prepared, using the acquisition method of accounting. The acquisition method of accounting is based on ASC 805 and uses the fair value concepts defined in ASC 820, Fair Value Measurements (“ASC 820”). ASC 805 requires, among other things, that most assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date. In addition, ASC 805 establishes that the consideration transferred is measured at fair value at the date of consummation of the ILFC Transaction.

ASC 820 defines the term “fair value” and sets forth the valuation requirements for any asset or liability to be measured at fair value and specifies a hierarchy of valuation techniques based on the nature of the inputs used to develop the fair value measures. Fair value is defined in ASC 820 as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” In addition, market participants are assumed to be buyers and sellers in the principal (or the most advantageous) market for the asset or liability. Fair value measurements for an asset assume the highest and best use by these market participants.  Many of these fair value measurements can be highly subjective, and it is also possible that others applying reasonable judgment to the same facts and circumstances could develop and support a range of alternative estimated amounts.

Under the acquisition method of accounting, the assets acquired and liabilities assumed were recorded as of the consummation of the ILFC Transaction at their respective fair values and consolidated with the assets and liabilities of AerCap. Financial statements and reported results of operations of AerCap issued after consummation of the Acquisition reflected these values.

AerCap performed a review of ILFC’s accounting policies and made necessary adjustments to harmonize the combined company’s financial statements to conform to its accounting policies. The accounting policy harmonization post-acquisition related primarily to the accounting for maintenance related items. The unaudited pro forma combined income statements for year ended December 31, 2013 and the six month periods ended June 30, 2013 and June 30, 2014 do not reflect the harmonized accounting policies during the period prior to the acquisition date.

Under ASC 805, acquisition related transaction costs, including banking fees, professional fees and severance and other compensation costs, are expensed in the periods in which the costs are incurred. Total acquisition related transaction costs incurred by AerCap and ILFC to date are approximately $140 million. These transaction related expenses are non-recurring expenses and have therefore been excluded in the unaudited pro forma combined income statement.

3. Purchase consideration

The consideration transferred to effect the ILFC Transaction consisted of the following:

(US dollars in thousands)

Cash consideration (a)	$2,400,000
97,560,976 AerCap common shares issued multiplied by AerCap closing share price per share of $46.59 on May 14, 2014	4,545,366
Stock compensation	12,275
Consideration transferred	$6,957,641

a)             Excludes the $600.0 million special distribution paid by ILFC to AIG.

4. Assets acquired and liabilities assumed

The following is a summary of the allocation of the purchase price to the preliminary fair values of assets acquired and liabilities assumed in the transaction. Our estimates and assumptions are subject to change within the measurement period. The areas that are not yet finalized are related to the flight equipment held for operating lease, the maintenance related assets and liabilities, the forward order book and prepayments on flight equipment and income taxes:

Estimated Fair Value
(US dollars in thousands)

Assets
Cash and cash equivalents and restricted cash	$2,958,809
Flight equipment held for operating leases, net	23,989,643
Prepayments on flight equipment	3,166,788
Maintenance rights intangible and lease premium	4,263,076
Other intangibles	440,093
Accrued maintenance liability	(2,688,438)
Debt	(24,339,842)
Other assets and liabilities	(775,990)
Non-controlling Interest	(77,047)
Estimate of fair value of net assets acquired	$6,937,092
Consideration transferred	6,957,641
Goodwill	$20,549

5. Purchase accounting adjustments

(f)                                   Reflects the amortization of the lease premium on a straight line basis as a reduction of revenue over the remaining lease term for each operating lease contract. The lease premium represents the value of an acquired lease where the contractual rent payments are above the market rate. The weighted average amortization period for the lease premium is approximately six years.

	Year ended December 31, 2013	Six months ended June 30, 2013	Six months ended June 30, 2014 *
	(U.S. dollars in thousands)
Amortization of lease premium	$(22,870)	$(11,469)	$(7,588)

Total adjustment	$(22,870)	$(11,469)	$(7,588)

*                                         Total lease premium amortization included in the pro forma financial information during the six months ended June 30, 2014 was ($10,583), including ($2,995) as part of the actual financial results of AerCap between May 14 and June 30, 2014.

(g)                                  Reflects lower depreciation of flight equipment held for operating lease, and the amortization of the other intangibles. For the purpose of the pro forma income statements, depreciation has been calculated based on the fair value of flight equipment held for operating lease at the acquisition date. The fair value of flight equipment held for operating lease is depreciated over the assets’ useful life, generally based on 25 years from the date of manufacture, using the straight-line method to an estimated residual value. The current estimates for residual (salvage) values for most aircraft types are 15% of original manufacture cost, in line with industry standards, except where more recent industry information indicates a different value is appropriate. The remaining useful lives were determined for each asset and range up to 25 years, with a weighted average remaining life of approximately 16 years.

The other intangibles primarily consist of customer relationship intangible assets and other intangible assets and are amortized on a straight-line basis over the weighted average life of approximately 16 years.

	Year ended December 31, 2013	Six months ended June 30, 2013	Six months ended June 30, 2014 *
	(U.S. dollars in thousands)
Depreciation adjustment	$(437,902)	$(213,774)	$(175,484)
Amortization of other intangibles	31,176	15,588	11,518

Total adjustment	$(406,726)	$(198,186)	$(163,966)

*                                         Depreciation included in AerCap’s historical financial results during the six months ended June 30, 2014, included $193,222 due to the ILFC Transaction between May 14 and June 30, 2014. Total other intangibles amortization included in the pro forma financial information during the six months ended June 30, 2014 was $15,588, including $4,070 as part of the actual financial results of AerCap between May 14 and June 30, 2014.

(h)                                 Reflects the interest expense adjustment on the existing ILFC debt taking into account the fair value of the debt as of the acquisition date; the additional interest expense related to the Acquisition Notes, as if the financing had occurred as of January 1, 2013; and additional interest expense related to the accretion of the maintenance liabilities and security deposits to their respective nominal values, and the reductions related to interest capitalized on prepayments for flight equipment. The interest expense adjustment on the existing ILFC debt was based primarily on the difference between the historical interest expense on the ILFC debt including amortization of debt issue costs and the effective interest expense determined based on the fair value of the ILFC debt and the terms of the debt as if the transaction occurred as of January 1, 2013. The Acquisition Notes interest expense was based on the effective interest method taking into account amortization of related debt issue costs, the contracted fixed interest rate and term of the Acquisition Notes.

	Year ended December 31, 2013	Six months ended June 30, 2013	Six months ended June 30, 2014 *
	(U.S. dollars in thousands)
Adjustment to interest expense relating to fair value of ILFC debt	$(508,013)	$(266,657)	$(141,879)
Interest expense relating to Acquisition Notes	109,301	54,651	40,432
Other adjustments relating to maintenance, deposits and prepayment on flight equipment	11,244	12,259	(6,772)
Total adjustment	$(387,468)	$(199,747)	$(108,219)

*                                         Total interest expense adjustments included in the pro forma financial information during the six months ended June 30, 2014 was ($168,368), including ($60,149) as part of the actual financial results of AerCap between May 14 and June 30, 2014.

(i)                             The maintenance rights intangible assets represent the difference between the specified maintenance return condition in our leases and the actual physical condition of our aircraft at the Closing Date. For those contracts which pay maintenance deposit rents during the lease term (maintenance reserved contracts), the maintenance rights intangible asset is expensed at the time the lessee claims a reimbursement relating to the cost of a qualifying maintenance event that relates to pre-acquisition usage. For those contracts which have an end-of-lease compensation requirement related to the maintenance condition of the aircraft (end-of-lease contracts), the maintenance rights intangible asset is expensed upon lease termination to the extent the lease end cash compensation paid to us is less than the maintenance right intangible asset. The expense related to the maintenance rights intangible asset is classified as leasing expenses. The timing of the maintenance rights intangible expense is dependent on post-acquisition claims from lessees during the remaining lease term for qualifying maintenance events on our aircraft and lease terminations.  We believe the maintenance rights intangible expense related to expected post-acquisition claims and lease terminations does not meet the factually supportable requirement in accordance with Article 11. As a result, no adjustments were made to leasing expenses during the pro-forma periods presented. Based on our internal forecasts of expected claims from lessees and expected lease terminations including estimated end of lease cash compensation payments prepared in July 2014, the estimated incremental maintenance rights intangible expense approximates $540 million during 2015. The estimated incremental maintenance rights intangible expense in 2014 is insignificant, as the expected claims in 2014 for post-acquisition maintenance events are limited due to the time lag in receiving claims from lessees. The aircraft portfolio acquired from the ILFC Transaction had a weighted average remaining lease term of approximately five years. The forecast includes uncertainties related to the timing of lessee claims for maintenance events on our aircraft and lease terminations including estimates of expected end of lease cash compensation payments to us and is subject to change.

(j)                                    Adjustment to reverse the transaction related expenses of $17,659 for the year ended December 31, 2013 and $122,477 for the six months ended June 30, 2014 as these do not have a continuing impact.

(k)                                 Reflects the income tax impact of the adjustments to lease revenue, depreciation, interest expense and transaction related expenses based on a 22% average tax rate, estimated based on the source and amount of earnings among different tax jurisdictions.

(l)                                     Reflects the combined basic and diluted weighted-average shares outstanding following the issuance of 97,560,976 AerCap shares.